Eaton & Van Winkle LLP

3 Park Avenue

New York, New York 10016

Yue Cao	Direct Dial: (212) 561-3617
Partner	Email: ycao@evw.com

February 24, 2014

Via EDGAR and Federal Express

Ms. Jennifer Thompson

Accounting Branch Chief

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:	Hengyi International Industries Croup, Inc.
Item 4.01 Form 8-K
Filed December 6, 2013
File No. 000-54603

Dear Ms. Thompson:

Set forth below is the response on behalf of Hengyi International Industries Group Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 12, 2013 (the “Comment Letter”) concerning the referenced Form 8-K which was filed with the Commission on December 6, 2013. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” and refer to our client, the Company.

We are providing to you under separate cover two copies of, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

Item 4.01 Form 8-K Filed December 6, 2013

1.	Please revise your disclosure to indicate whether during your two most recent fiscal years ended September 30, 2012 and any subsequent interim period prior to HHC’s engagement, you or someone on your behalf consulted with HHC regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by HHC, in either case where written or oral advice provided by HHC would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that was the subject of a disagreement between you and your former auditors, RBSM LLP or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K.

The Company revised the disclosure as requested.

2.	Please revise your disclosure in the fourth paragraph to state, if true, that you engaged HHC as your independent accounting firm for the year ended September 30, 2013. It is unclear to us why you currently refer to the year ended December 31, 2013.

The company revised the disclosure as requested. The Company engaged HHC as its independent accounting firm for the year ended September 30, 2013, as opposed to the year ended December 31, 2013.

3.	We note that you have not yet filed an Exhibit 16 letter from RBSM LLP. When you amend your Form 8-K, please file an Exhibit 16 letter that indicates whether your former accountants agree with the disclosures in that amendment.

The company has filed an Exhibit 16 letter from RBSM LLP to this filing.

The company acknowledges that in responding to the Staff’s comments:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions regarding any of our responses or the revised Form 8-K/A, please feel free to contact Yue Cao Esq. at ycao@evw.com or (212) 561-3617.

Sincerely,

/s/ Yue CAO
Yue Cao, Esq.
Eaton & Van Winkle LLP
3 Park Avenue, 16 Floor
(212)-561-3617
ycao@evw.com

cc: Yijun Hu